NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

April 29, 2022

Jason Drory

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

                Re:          Bioadaptives, Inc.

                                Amendment No. 1 to

                                Offering Statement on Form 1-A

                                Filed March 18, 2022

                                Commission File No. 024-11819

Dear Mr. Drory

                This is in response to the letter of comment of the Staff dated March 30, 2022, relating to the captioned Offering Statement on Form 1-A of Bioadaptives, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Amendment No. 1 to Offering Statement of Form 1-A filed March 18, 2022

General

1.             We note your response to comment two, including your statement that “Mr. Epling was not a promoter connected with the issuer in any capacity at the time of filing,” and reissue in part. We note your disclosure in footnote six on page 30 states that Mr. Epling is President of the Breath of Life Foundation and that the Breath of Life Foundation holds 9,628,568 shares of your common stock. In addition, we note that Mr. Epling appears to be the chief executive officer of Ferris Holding Inc. (“Ferris Holding”) based off of your previously filed exhibits 6.1 and 6.2 and Ferris Holding is entitled to certain royalty payments under each license agreement with you. Please review Rules 262 and 405 and provide a legal analysis as to whether Mr. Epling was a promoter connected with Bioadaptives in any capacity at the time of its Regulation A filing, given Mr. Epling’s apparent connections with the Breath of Life Foundation and Ferris Holding.

Initially, please be advised that the Company has not, since current management’s assuming control, engaged in any transaction with Barry K. Epling and/or Ferris Holding. Because of Mr. Epling’s “penny stock bar,” it has been current management’s course of conduct not to engage in any transaction with Mr. Epling and/or Ferris Holding. On their faces, it does appear that the agreements (Exhibits 6.1 and 6.2) continue to be in effect. Upon assuming control, current management did not take action to confirm their termination, assuming such termination had been invoked by prior management. To confirm such assumption and to reduce the established course of conduct into a written form, on April 26, 2022, the Company issued a letter to Ferris Holding that stated current management’s position. Ferris Holding has not provided any response contradicting the Company’s statements. A copy of this letter is included in the filed amendment as Exhibit 99.2. Additionally, effective April 26, 2022, Mr. Epling no longer is affiliated with Breath of Life Foundation. In this regard, a copy of a Resolution of the Directors of Breath of Life Foundation is included in the filed amendment as Exhibit 99.3.

In light of the preceding discussion, please be advised that, in response to such comment, the disclosure in the “Certain Relationships and Related Transactions” section has been revised.

Based on the foregoing, the Company believes that Mr. Epling’s past association with the Company does not serve to disqualify it from availing itself of the exemption from registration afforded by Regulation A.

                Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

                We believe the Company’s Offering Statement is now in order for Qualification.

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                Thank you for your attention in this matter.

Sincerely, NEWLAN LAW FIRM, PLLC

	By:	/s/ Eric Newlan
Eric Newlan Managing Member

cc: Bioadaptives, Inc.

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